Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 3 DATED DECEMBER 1, 2015
TO THE PROSPECTUS DATED OCTOBER 16, 2015
This Supplement No. 3 supplements, and should be read in conjunction with, our prospectus dated October 16, 2015, as supplemented by Supplement No. 1 dated November 10, 2015 and Supplement No. 2 dated November 12, 2015. Defined terms used herein shall have the meaning given to them in the prospectus, unless the context otherwise requires. The purpose of this Supplement No. 3 is to disclose:

•	the status of our initial public offering; and

•	the origination of a first mortgage loan.

Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in Class A and Class T shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of November 30, 2015, we received and accepted subscriptions in our offering for 82.6 million shares, or $822.4 million, including 0.4 million shares, or $3.9 million, sold to NorthStar Realty Finance Corp. As of November 30, 2015, 83.2 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on or before May 6, 2016, unless extended by our board of directors as permitted under applicable law and regulations.
Origination of a First Mortgage Loan
On November 30, 2015, we, through a subsidiary of our operating partnership, originated a $64.0 million senior mortgage loan, or the senior loan, secured by a 302-room full-service hotel located in Englewood, Colorado, or the property. We funded the senior loan with proceeds from our ongoing initial public offering. We initially funded $56.7 million of the senior loan at origination, and intend to fund the remaining $7.3 million for property improvements and capital expenditures over the term of the senior loan, subject to the satisfaction of certain conditions.
The property is located south of Denver’s technology center, in close proximity to various major corporate offices. Additionally, the property contains over 340,000 square feet, including over 50,000 square feet of indoor and outdoor meeting space. The sponsor has executed a franchise agreement with a nationally-recognized hospitality brand and plans to invest an additional $13.3 million (approximately $44,000 per room) in capital expenditures in connection with an approved property improvement plan. The borrower is an affiliate of a joint venture between a Denver-based hotel owner and operator, an experienced real estate private equity firm and an investment manager.
The senior loan bears interest at a floating rate of 4.9% over the one-month London Interbank Offered Rate, or LIBOR, but at no point shall LIBOR be less than 0.25%, resulting in a minimum interest rate of 5.15% per year. The senior loan was originated at a 0.75% discount and we will earn an exit fee equal to 1.00% of the outstanding amount of the senior loan at the time of repayment. The senior loan is currently unlevered and we intend to obtain third-party financing for the senior loan in the future.
The initial term of the senior loan is 36 months, with two 12-month extension options available to the borrower, subject to the satisfaction of certain performance tests and the payment of an extension fee. The senior loan may be prepaid during the first 24 months, provided the borrower pays an additional amount equal to the remaining interest due on the amount prepaid through month 24. Thereafter, the senior loan may be prepaid in whole or in part without penalty. The underlying loan agreement requires the borrower to comply with various financial and other covenants. In addition, the loan agreement contains customary events of default (subject to certain materiality thresholds and grace and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, the occurrence of an event of default relating to the collateral or a change in control of the borrower.

The loan-to-value ratio, or LTV ratio, of the senior loan is approximately 71%. The LTV ratio is the amount loaned to the borrower net of reserves funded and controlled by us and our affiliates, if any, over the appraised value of the property at the time of origination.